ANNUAL INFORMATION FORM

(“AIF”)

of

AUGUSTA RESOURCE CORPORATION
(the “Company” or “Augusta”)
Suite 400, 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6

Telephone: 604-687-1717
Facsimile: 604-687-1715
Website: www.augustaresource.com
E-mail: info@augustaresource.com

For the Year Ended December 31, 2008
Dated: March 25, 2009

ITEM 1:                 PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 25, 2009, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2008, being the date of the Company’s most recently audited financial year end.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward-looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States Readers are also advised to consider such forward-looking statements or information, which speak only as of the date the statements were made, while considering the risks set forth below under the section Risk Factors.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum.

Mineral Reserve

The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral Resource

The term “mineral resource” refers to a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person

The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

ITEM 2:                CORPORATE STRUCTURE

Incorporation or Organization of Company

The Company was incorporated on January 14, 1937 by Articles of Incorporation Letters Patent pursuant to the Ontario Business Corporations Act under the name Hol-Lac Gold Mines, Limited. In 1985, after a period of dormancy, the Company began actively pursuing interests in mining properties. On July 3, 1997, the Company changed its name to Augusta Resource Corporation and on June 28, 1999 the Company was continued under section 187 of the Canada Business Corporations Act.

The Company’s registered office is at Suite 2900 – Five Bentall Centre, 550 Burrard Street, Vancouver, BC, V6C 0A3. The Company’s head office is located at Suite 400, 837 West Hastings Street, Vancouver, BC, V6C 3N6. The Company also has an executive office located at Suite 1040, 4500 Cherry Creek Drive South, Glendale, Colorado, 80246. In addition, the Company’s wholly owned subsidiary, Rosemont Copper Company, has an office in Tucson, Arizona.

The Company is a reporting issuer under the Securities Act (British Columbia), Securities Act (Alberta), Securities Act (Manitoba) and Securities Act (Ontario), and, as such, is required to make filings on a continuous basis thereunder. Such material is available for inspection through the British Columbia Securities Commission, the Alberta Securities Commission, Manitoba Securities Commission and the Ontario Securities Commission, and on the SEDAR website at www.sedar.com.

In April of 2003, the Company consolidated its issued and outstanding shares on a three for one basis with no name change. The consolidation was undertaken to assist in accessing financing.

The Company’s fiscal year end is December 31 and its common shares trade in Canada on the Toronto Stock Exchange (“TSX”) and in the United States (“US”) on the NYSE Amex, formerly known as the American Stock Exchange, under the symbol “AZC”. The listing on these two senior stock exchanges was undertaken as part of the Company’s strategy to provide greater visibility and liquidity to the Company’s stock in North America. In addition, the Company commenced trading of its common shares on the Frankfurt Stock Exchange (“FWB”) on September 14, 2006, under the symbol “A5R”. The TSX listing commenced August 10, 2006 as the Company graduated from the TSX Venture Exchange. The NYSE Amex listing commenced November 30, 2006.

The Company has an unlimited number of common shares without par value authorized. At the date of this AIF, there were 88,734,261 shares issued and outstanding.

Subsidiaries

The Company’s only material subsidiary is Rosemont Copper Company. The Company indirectly holds all of the outstanding shares of Rosemont Copper Company which was incorporated under Arizona law on April 8, 2005 under the name Augusta Resource (Arizona) Corporation and renamed in July 2007.

ITEM 3:                 GENERAL DEVELOPMENT OF THE BUSINESS

Properties in White Pine County, Nevada

Throughout 2005, 2006 and early 2007 the Company continued activities on its Shell, Mount Hamilton, and Monte Cristo properties in Nevada. The acquisition of the Shell property occurred in January, 2005, by way of an option agreement. The Shell Deposit, is a molybdenum/gold/tungsten property in White Pine County, Nevada, located approximately 1,000 meters from the Mount Hamilton property. The terms of the option agreement were for the Company to acquire a 100% working interest, subject to an underlying Net Smelter Royalty (NSR) ranging from 0.5% - 4.5% for a cash payment of US$120,000, and annual advance royalty payments commencing at US$80,000 on the first anniversary increasing by US$20,000 per year until production commences.

In April 2005, the Company acquired a 100% interest in the Mount Hamilton gold property, located in White Pine County, Nevada pursuant to a share purchase agreement with Diamond Hill Investment Corp. by purchasing 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., the holder of the Mount Hamilton property. The terms of the acquisition were US$3.6 million payable with US$3,000,000 in cash payable over a two year period and 3,750,000 units. The units had a deemed value of US$0.16. Each unit consisted of one share and one warrant. Each warrant entitled the holder to purchase one common share at US$0.16 for a period of two years expiring on May 6, 2007 (prior to the expiry date all warrants were exercised). The Company also assumed an underlying NSR and advance royalty payments. The Company commenced a pre-feasibility study at Mount Hamilton to evaluate development of the Centennial gold deposit as well as a 3,000-meter phase I exploratory drilling program on the Shell molybdenum/gold/tungsten deposit.

In January, 2007, the Company entered into an option agreement to acquire the Monte Cristo property in White Pine County, Nevada, adjacent to the Mount Hamilton and Shell properties. The agreement required an annual payment of US$25,000 so long as the option is unexercised to acquire property for US$240,000 (with any annual payments credited against the purchase price) plus the granting of a 1.5% NSR which royalty is subject to a buyout for US$450,000 at any time prior to February 1, 2013.

During the latter part of 2007, the Company’s efforts became focused on advancing the Rosemont project (see below) and in November 2007 the Company entered into a definitive agreement with Ely Gold and Minerals Inc. (“Ely”), formerly known as Ivana Ventures Inc. respecting the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties with the final closing of the agreement occurring in late February 2008.

The consideration for the sale was US$6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ely for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price will be payable in instalments over five years, with US$1,625,000 payable on closing and an additional US$1,000,000 payable each 12 months thereafter. The shares of Ely’s subsidiaries are pledged to the Company as its sole recourse for non-payment. As the estimated fair value of the compensation noted above was less than the net book value of the assets sold the Company recorded an impairment charge of $1.2 million at December 31, 2007. The sale was completed on February 28, 2008 and as a result of changes to the fair value of the assets sold from December 31, 2007, the Company recorded a $0.7 million gain. On February 25, 2009, the Company received the first instalment payment of US$1,000,000.

Lone Mountain property, New Mexico

In March 2005, the Company entered into an option agreement to acquire the Lone Mountain, copper-zinc-silver property in New Mexico. The Company acquired a 100% working interest, subject to an underlying NSR ranging from 2.0% - 3.0%, and minimum exploration commitments over a three-year period. On May 15, 2006 the Company announced that after a detailed geological assessment that it would not be pursuing its option to purchase the Lone Mountain project. Capitalized costs totalling $320,183 were written-off in the second quarter of 2006.

Rosemont Copper property, Pima County, Arizona

Under an option agreement dated April 18, 2005 the Company secured the right to purchase a 100% working interest in the Rosemont property, subject to a 3% NSR, for an aggregate cash payment of US$20,800,000 payable over a three-year period. On June 1, 2005, the Company made the first option payment of US$6,666,666. On March 31, 2006, the Company utilized $16,114,985 of the proceeds of the Special Warrant Offering, described below, to pay the remaining payments of US$13,733,582 owing under the option agreement, after adjusting for early payment provisions, for total aggregate payments of US$20,400,248, and thereby acquired a 100% ownership interest in the Rosemont property.

On March 17, 2006, the Company announced the closing of an offering of 23,210,000 special warrants (the “Special Warrants”) of the Company at a price of $1.90 per Special Warrant for aggregate gross proceeds to the Company of $44,099,000 (the “Special Warrant Offering”). Each Special Warrant entitled the holder thereof to acquire, without the payment of additional consideration and subject to adjustment, one share and one-half of one share purchase warrant (a “Warrant”). Each whole Warrant entitled the holder thereof to purchase one common share of the Company at a price of $4.10 per share until March 17, 2008. On April 27, 2006, the Company received receipt from applicable Canadian Securities Commissions for its Final Short Form Prospectus dated April 25, 2006, qualifying the distribution of the 23,210,000 common shares, 11,605,000 common share purchase warrants and 1,392,600 non-transferable agents’ share purchase warrants in connection with the Special Warrant Offering.

In consideration for the services performed by the sales agents in connection with the Special Warrant Offering, the Company paid the agents a cash commission equal to 6% of the gross proceeds amounting to $2,645,940. In addition, the agents were issued non-transferable agents’ Special Warrants equal in number to 6% (1,392,600), of the number of Special Warrants. Each agent’s warrant entitled the holder thereof to purchase a common share of the Company at a price of $4.10 per share until March 17, 2008.

The net proceeds of the Special Warrant Offering were used to finance the purchase of 100% of the Rosemont property located in Pima County, Arizona, to complete a NI 43-101 compliant feasibility study on the Rosemont property, to advance permitting at the Rosemont deposit and for general working capital purposes including the acquisition costs and work expenditures related to the Company’s Mount Hamilton, Shell, Monte Cristo and Lone Mountain properties. All 12,997,600 Warrants expired unexercised on March 17, 2008.

In August 2006, the Company commenced a feasibility study on the Rosemont property. M3 Engineering and Technology Corporation (“M3”) of Tucson, Arizona was awarded the contract for the feasibility study after a due bid and selection process. To lead the project internally, the Company appointed a VP Project Development and a Chief Project Geologist (now VP Exploration).

With the increase in the Company’s activities in 2006, Augusta also hired a number of individuals for the corporate office in Vancouver.

In April 2007, the Company filed the 2007 Mineral Resource Update for the Rosemont project which reported 5.7 billion pounds (“lbs”) of copper (“Cu”) and 157 million lbs of molybdenum (“Mo”) in measured and indicated resources, and 1.5 billion lbs of Cu and 23 million lbs of Mo in inferred resources. The estimate also included a new silver (“Ag”) resource for the deposit, which quantified approximately 66.5 million ounces (“oz”) of Ag in measured and indicated resources and 9.3 million oz of Ag in inferred resources. The results of this NI 43-101 compliant report were incorporated in the Rosemont Copper Project Feasibility Study (the “Feasibility Study”) completed in August 2007.

In June 2007, the Company completed a private placement of 10,719,827 common shares at $3.50 per share for total proceeds of $37,519,394. The placement was subscribed for by Sumitomo Corporation and Sumitomo Corporation of America (“Sumitomo”) as to 7,600,000 common shares and two funds managed by US private investment firm Harbinger Capital Partners (“Harbinger”) as to 3,119,827 common shares resulting in Sumitomo holding an 8.7% interest in Augusta and Harbinger holding a 19.9% interest (from 18.6%) in Augusta. Proceeds from the placement were used towards the advancement of the Rosemont Property and for general working capital purposes.

In July 2007, the Company formally filed the Mine Plan of Operations (“MPO”) with the United States Forest Service (“US Forest Service”). The detailed plan for Augusta’s Rosemont copper project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the MPO’s commitments, including reclamation and closure funding guarantees.

On August 24, 2007, the Company issued the Feasibility Study which demonstrated an economically mineable sulfide mineral reserve (proven + probable) of 492.7 million tons averaging 0.47 percent copper, 0.015 percent molybdenum, and 0.12 ounces of silver per ton, along with an oxide mineral reserve (proven + probable) of 49.4 million tons averaging 0.18 percent copper. On August 28, 2007 the Company announced that the Board of Directors had accepted the results of the Feasibility Study for the Rosemont project as a low cost open pit mine and approved the development of the project.

Following the development decision by the Board of Directors the Company hired additional key employees a VP Finance (now Senior VP and Chief Financial Officer) based in Denver, Colorado and a VP Operations to be based in Tucson, Arizona. Both individuals have extensive mining experience and will be an integral part of the development team overseeing the advancement of the project.

During the remainder of 2007 and to mid-2008, the Company advanced certain aspects of the project including the ordering of long lead time equipment including a SAG mill, two ball mills, three gearless mill drives, a gyratory crusher and three electric mining shovels.

In April 2008, the Company announced the award of a $56 million engineering, procurement and construction management (“EPCM”) contract to M3 for the development and construction of the Rosemont copper mine.

On June 17, 2008, Augusta announced that it's wholly owned subsidiary Rosemont Copper Company had entered into a loan agreement with Sumitomo, a subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide US$40,000,000 to be drawn down by Rosemont Copper Company over a 12-month period to June 30, 2009 to fund major equipment contracts (US$27 million) and general working capital (US$13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There are no other fees associated with the facility. The loan is guaranteed by Augusta and secured by the common shares and assets of Rosemont Copper Company, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta has granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project. Subsequently, Sumitomo’s rights expired unexercised.

In September 2008, Augusta added operational expertise to its Board of Directors by appointing Mr. Tim C. Baker. Mr. Baker brings to the Augusta’s Board of Directors over 30 years of extensive project development and operations experience.

In October 2008, Augusta completed an updated mineral resource estimate showing a total (oxide, mixed, sulfide) measured and indicated mineral resource increase of 386 million pounds of copper equivalent representing a 5% increase over the previous resource calculation that had been completed in the first quarter of 2007. The associated inferred resource increased by 14% on the basis of an additional 268 million pounds of copper equivalent.

On October 31, 2008, Augusta signed a letter of intent with Silver Wheaton Corporation (“Silver Wheaton”) regarding a new silver purchase agreement. The new letter supersedes the December 19, 2007 letter of intent between the two companies. Silver Wheaton and Augusta intend to discuss an efficient structure for a transaction between them. Both companies consider it to be in their best interest to negotiate a new agreement based on a percentage of silver to be determined by the updated resource estimate in the updated feasibility study described below.

In November 2008, Augusta completed an update of Rosemont’s proven and probable mineral reserve estimate, which totaled 616.32 million tons of ore (including oxide and sulfide). This represented a 14% increase over the previous reserve estimate, which had been completed in August 2007 as part of the Feasibility Study.

Results of the mineral resource and mineral reserve update formed part of the updated feasibility study completed in January 2009 (the “Updated Feasibility Study”). The Updated Feasibility Study re-confirmed Rosemont as an economically robust open pit copper/molybdenum mine with low development risk. The Updated Feasibility Study concluded that Rosemont is technically and economically feasible, there are opportunities for further optimization, and the project should press forward with development in anticipation of receiving the necessary permits.

For a more detailed discussion of the Rosemont project and the anticipated business activities in 2009 refer to the “Material Mineral Property” section below.

ITEM 4:                 NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in the acquisition, exploration and, if warranted, development of natural mineral resource properties. The Company does not produce, develop or sell any products at this time. The properties that the Company has interest in are in the exploratory or development stage and are thus non-producing and consequently do not generate any operating income or cash flows from operations. Currently, the Company’s only material property is the Rosemont copper property located in Pima County, Arizona.

The Company depends on debt and equity capital to finance its activities and the activities of its wholly owned subsidiary, Rosemont Copper Company.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of mine construction, permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. It may be difficult to locate competent employees and consultants in such fields. So far, the Company has been able to locate and retain such employees and consultants and believes it will continue to be able to do so. It is possible, however, that delays or increased costs may be experienced in order to proceed with its planned business activities if the Company is unable to retain such expertise.

Competitive Conditions

Competition in the mining industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The Company’s operations are related and sensitive to the market price of copper and, to a lesser degree to other metal prices such as molybdenum, silver and gold. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rate, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Economic Dependence

The Company’s business is not substantially dependent on any contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials. However, the Company has obtained a US$40,000,000 loan from Sumitomo. The loan matures in June 2010 and is guaranteed by Augusta and secured by the common shares and assets of Rosemont Copper Company, including deposits on the long-lead equipment being ordered.

Environmental

The Company’s Rosemont property is up to date and compliant with its environmental obligations and as such there are no material environmental liabilities. However, as the Rosemont property reaches a stage of commercial viability, the Company will be required to comply with federal, state and local environmental regulations prior to entering commercial production.

Employees

As at December 31, 2008, the Company had seven employees in the Vancouver, British Columbia office, eight employees in the Glendale, Colorado office and eleven employees in the Tucson, Arizona office. As operations require, the Company also retains geologists, engineers, geophysicists and other consultants on a fee for service basis. Three of the Vancouver office employees also have responsibilities with other publicly traded companies. The Company only pays a pro-rata portion of the costs of these employees. Upon finalization of the permitting process, assuming this is successful, the Company will embark on a significant hiring program to ensure staff are fully trained in time for commercial production.

Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

In addition to those risk factors discussed elsewhere in this AIF, the Company is subject to the following risk factors:

Augusta has a history of losses and anticipates that it will continue to incur losses for the foreseeable future.

Augusta has historically incurred losses as evidenced by the consolidated statements of operations contained in its annual audited financial statements for the year ending 2008. Augusta incurred losses of $18,759,009, $7,979,836, and $6,659,591 for the years ended December 31, 2008, 2007 and 2006, respectively and has accumulated losses of $49,031,955.

Our efforts to date are focused on acquiring, exploring and advancing mineral properties to a development decision. Augusta does not anticipate that it will earn any revenue from its operations until its properties are placed into production, which is not expected to be for several years, if at all.

Augusta will require additional capital to fund its business plans.

As of December 31, 2008, Augusta had working capital of $6,202,896. Augusta has no revenues from operations and does not expect to generate any revenue from operations in the foreseeable future. The planned activities for the year anticipate significant Rosemont expenditures in excess of its current cash reserves. Augusta will require additional capital to fund its business activities, including permitting and development expenditures, land purchases and deposits on long lead time mining equipment. Management’s planned operating and capital expenditures will require approximately $49,900,000 (US$41,000,000) of funding in 2009. Augusta may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Recent upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. Augusta’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of its property or the loss or substantial dilution of its property interests (as existing or as proposed to be acquired).

Augusta has historically depended on distributions of its securities to fund its working capital and funding requirements.

Historically, the principal source of funds available to Augusta has been through the sale of common shares. During the year ended December 31, 2008 the Company secured a US$40,000,000 loan facility. However, during the years ended December 2007 and 2006 Augusta raised approximately $42,100,000, and $47,724,000, respectively, by issuing equity securities. Additional equity financing would cause dilution to Augusta’s existing shareholders. In addition, the unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for Augusta’s common shares.

At December 31, 2008, Augusta did not have any convertible securities outstanding other than 7,291,216 common share purchase options at an average exercise price of $2.44. As a consequence of the passage of time 4,206,206 common share purchase options were vested and do not have any hold period restrictions as at December 31, 2008.

Augusta could lose its only material property upon an event of default under the loan agreement with Sumitomo.

The US$40,000,000 loan agreement between Augusta’s wholly owned subsidiary Rosemont Copper Company and Sumitomo is secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of default under the loan agreement by the

Company, if the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Sumitomo may be entitled to settle the Company’s amounts due by taking possession of the common shares and assets of Rosemont Copper Company and selling, leasing, or disposing of such collateral including the Rosemont property. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Interest owed under the loan agreement with Sumitomo may increase and impair Augusta’s ability to repay the loan.

Repayment of the loan agreement with Sumitomo, which will expire in June 2010, is for the principal amount drawn down from the US$40,000,000 loan facility plus interest at a rate of LIBOR +1.50% . An increase in LIBOR will increase the amount owed by the Company to Sumitomo and could impair the Company’s ability to repay the loan. Factors affecting LIBOR, including the credit and financial markets, are beyond the control of the Company. Such an increased repayment amount could significantly decrease the Company’s available working capital, forcing the Company to focus on repayment of the loan rather than exploration and development. Further, if the Company is unable to meet its repayment obligations under the loan agreement, the Company may be forced to sell some of its assets or face default, which could result in the Company’s shareholders losing their investment.

Augusta may be subject to risks relating to the global economy.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase the cost of capital. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of its shares could be adversely affected.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash.

Augusta has no history of production and may never place any of its properties into production.

Augusta’s properties is not in commercial production, and Augusta has never recorded any revenues from mining operations. Augusta expects to incur losses unless and until such time as its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mining operations on its properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing development and commercial production of its properties is added. The amounts and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties, and other factors, many of which are beyond its control. Augusta may not generate any revenues or achieve profitability.

Augusta’s exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. Augusta is currently advancing detailed engineering work in preparation for construction. The success of mineral exploration and development is determined in part by the following factors:

  the identification of potential mineralization based on analysis;
  availability of exploration permits;
  the quality of Augusta’s management and its geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required to establish or to add to existing proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Exploration, development and mining involve a high degree of risk.

Augusta’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability.

Augusta may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of Augusta’s common shares, financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of Augusta’s investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices could impact operations by requiring a reassessment of the commercial feasibility of the Rosemont project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Production and cost estimates may be worse than anticipated.

The decision by Augusta to proceed with the development of the Rosemont mine was based on economic projections determined as part of the 2007 Feasibility Study process later supported by the Updated Feasibility Study completed in January 2009. Included in these projections were estimates for metal production and capital and operating costs. No assurance can be given that such estimates will be achieved. Failure to achieve these production and capital and operating cost estimates or material increases in costs could have an adverse impact on Augusta’s future cash flows, profitability, results of operations and financial condition.

Augusta’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including; changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency rates.

Litigation may adversely affect the Company’s assets.

Augusta may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If Augusta is unable to resolve these disputes favorably, it may have a material adverse impact on Augusta’s financial performance, cash flow and results of operations. Subsequent to year end Augusta settled the suit filed by ASARCO LLC in the U.S.

Bankruptcy Court for the Southern District of Texas, Corpus Christi Division with regard to the Rosemont property. The proceeding sought the return of the Rosemont property. Had Augusta not settled the suit there would have been significant uncertainty surrounding Augusta’s efforts to advance and develop the Rosemont property in addition to the potential additional cost of court fees, experts and other expenses.

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, controls or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. Augusta’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at Augusta’s Rosemont property have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other minerals will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects currently comply with existing environmental and mining laws and regulations affecting its operations. Its mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the U.S. General Mining Law of 1872 (the “General Mining Law”). Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the

General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;
  reduce or prohibit the ability of a mining company to expand its operations; and
  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on its business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Augusta’s operations are subject to environmental risks.

All phases of Augusta’s operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which Augusta operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Augusta cannot be certain that future changes in environmental regulation, if any, will not adversely affect its operations. Environmental hazards may exist on the properties on which Augusta holds and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at its mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then Augusta may become subject to liability for hazards that it may not be insured against or for clean up work that may not be insured.

Augusta’s stock price is subject to volatility.

Recent upheavals in the financial markets worldwide and the subsequent drop in commodity prices created a steep decline in Augusta’s share price. During the year ended December 31, 2008, the Company’s share price ranged from $$0.43 to $6.96 per share on the TSX and from US$0.39 to US$6.95 on NYSE Amex. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables not directly related to Augusta’s exploration success, including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trades, suggest the Company's shares will continue to be volatile.

Augusta does not insure against all risks.

Augusta’s insurance will not cover all the potential risks associated with its mining operations. Augusta may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Augusta might also become subject to liability for pollution or other hazards which may not be insured against or which Augusta may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Augusta competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. Augusta faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, Augusta may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Augusta is dependent on its key personnel.

Augusta’s success depends on its key executives. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company’s ability to manage exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. Augusta faces intense competition for qualified personnel and cannot be certain that it will be able to attract and retain such personnel.

Our officers and directors may have potential conflicts of interest.

Our directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which Augusta is also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, Augusta’s directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that Augusta’s needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not Augusta will participate in a particular program and the interest therein to be acquired by it, it is expected that Augusta’s directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Augusta provides indemnity and protection to its directors and officers.

Section 7 of Augusta’s By-Law No.1 states in part that:

“The Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor... against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment . . ..”

Thus, Augusta may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

In the event that your investment in Augusta’s shares is for the purpose of deriving dividend income or in expectation of an increase in market price of its shares from the declaration and payment of dividends, your investment will be compromised because Augusta does not intend to pay dividends.

Augusta has never paid a dividend to its shareholders, and intends to retain its cash for the continued development of its business. Augusta does not intend to pay cash dividends on its common stock in the foreseeable future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell shares in a secondary market.

Increased Costs and Compliance Risks as a Result of Being a Public Company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Augusta anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the NYSE Amex and the TSX. Augusta expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that Augusta will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm Augusta’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. Augusta also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

Material Mineral Property

The following is a narrative description of the Company’s only material property.

The Rosemont Property

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont property in Pima County, Arizona. The Option Agreement required the cash payment of US$20,800,000 payable over a three-year period. After making the initial payment of $8,439,226 (US$6,666,666) in June 2005, the Company completed the remaining payments, of $16,114,985 (US$ 13,733,582) on March 31, 2006, after a reduction for early payment of approximately $470,000 and thereby acquired a 100% working interest in the property subject to the 3% NSR.

The property which includes patented and unpatented claims, fee land and leased grazing ranchland is approximately 50 kilometers southeast of Tucson. The Rosemont property covers most of the Rosemont Mining District and adjacent Helvetia Mining District and contains an open-pit mineable copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposit, as well as other exploration targets, on patented mining claims. Taken together the land position is sufficient to allow mining of the open pit, processing of ore, storage of tailings, disposal of waste rock, and operation of milling equipment. These lands are accessible under provisions of the General Mining law, subject to obtaining approval from the US Forest Service after completion of an Environmental Impact Statement (“EIS”) process. The EIS process includes interagency consultation on endangered species and cultural resources. The use of the project surface rights will require obtaining a number of federal, state, and local permits and approvals, which are now in progress.

The Rosemont deposit, the principal known area of mineralization on the Rosemont property, is a typical representative of the porphyry copper class of deposits. Similar to many of the other south-western U.S. deposits in this class, Rosemont consists of broad-scale skarn mineralization developed in Paleozoic-aged carbonate sedimentary rocks, adjacent to their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using diamond core holes.

The eastern portion of the property is easily reached from the city of Tucson by traveling on Interstate Highway I-10 approximately 25 miles (40 km) east to its intersection with Arizona State Highway 83, then continuing south for approximately 11 miles (18 km) where Highway 83 crosses the Rosemont property. From Highway 83, a number of unimproved dirt roads access various locations on the property. The western portion of the property is reached from Tucson by following Interstate Highway I-19 south about 20 miles (30 km) to the town of Sahuarita, then east 10-15 miles (16-24 km) along any of a number of unpaved roads that lead to the property.

Weather presents no significant difficulties to mining operations in the area. The semi-arid climate, typical of the Arizona-Sonoran Desert, produces an average of about 8 inches (20 cm) annual rainfall, mostly during the late summer and winter months. Temperatures range from about 25ºF to 115ºF (-4ºC to 45ºC). The resulting vegetation ranges from mesquite and grasses in the lower elevations to oak, pine and juniper in the mountains.

Sufficient mining personnel are available within commuting distance of the site. Tucson, Arizona is a city in excess of 500,000 people and has a well known history of mining in the area. The proximity of the property to the metropolitan Tucson area allows for the convenient transportation of workers, equipment, and supplies to the site using established road ways.

Environmental/Permitting

In July 2007, the Company formally filed the MPO with the US Forest Service. The detailed plan for Augusta’s Rosemont copper project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the MPO’s commitments, including reclamation and closure funding guarantees. Highlights of the plan include:

  Significant Economic Benefits – The Rosemont project is expected to produce 221 million pounds of copper per year (for the first eight years), along with significant amounts of molybdenum and silver. The Rosemont project alone may produce 10% of the entire U.S. copper production. About 500 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

  Water Conservation – The Rosemont project design avoids impacts to the Davidson Canyon and Cienega Creek watershed. Central Arizona Project (“CAP”) water is already being purchased and stored in advance. The Rosemont project will add to the local aquifer more water than it will use, leaving a five-percent net water gain in the community. In addition, new water conservation and recycling techniques at the Rosemont project will save 50 to 60% of the total water used in traditional mining.

  Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices. They include greenhouse studies for optimum re-vegetation, cattle use to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83. Only a small portion of the final pit configuration will be visible from the highway.

  Community Conservation – At the end of the estimated 20 years of production, Rosemont will leave open space and conservation easements to the community in perpetuity. In addition, the project will endow funds to support local projects for generations to come.

Water conservation is one of the most important components of the Company’s plan to operate the Rosemont copper project. By the end of 2008, a total of 30,000 acre-feet of water delivered by the CAP has been stored in the Tucson active management area basin, bringing the level stored for Rosemont to a five-year operating supply.

Using the MPO as a basis for permitting, the National Environmental Policy Act (“NEPA”) process was officially launched during the first quarter of 2008 when both the US Forest Service and the Bureau of Land Management made determinations of completeness regarding Rosemont’s MPO. The MPO was deemed sufficient to initiate the process for preparing an EIS under federal law.

Significant progress was made in advancing Rosemont’s permitting plan during the year ending 2008 including:

  Completion of an extended scoping comment period by the US Forest Service;

  Initiation of detailed mitigation planning by Rosemont;

  Modification of the memorandum of understanding between the US Forest Service and Rosemont;

  A revised schedule from the US Forest Service for the Rosemont EIS and issuance of the Record of Decision;

  Acceptance of the Rosemont Mine Land Reclamation Plan as administratively complete by the Arizona State Mine Inspector; and

  Completion of a groundwater monitoring well system around the proposed Rosemont project site.

The revised EIS timeline issued by the US Forest Service sets out detailed specific steps in the process and calls for a Record of Decision on Rosemont in July 2010. This is positive news for the project as the new schedule includes the US Forest Service Regional Office review of each step in the process, includes additional public participation in the form of working groups, and for the first time sets a date for the Record of Decision.

Applications for operation permits were initiated after submittal of the MPO. One of these, the 20-year groundwater withdrawal permit, was approved and issued by Department Water Resources in early 2008.

Five additional major approvals are required before construction can begin. The first of the five is an approval of an Arizona State Mine Inspector Mine Reclamation Plan (the “Reclamation Plan”). The Reclamation Plan was approved as administratively complete during the fourth quarter of 2008 and awaits technical review and public comment. Action on the Reclamation Plan is expected to be completed during second half of 2009.

The second of the five is the State Aquifer Protection Permit (“APP”); an application has been prepared and is in final internal review prior to submittal in the first quarter of 2009. Processing and public notice of the APP are expected in late 2009. The third is the Air Emissions Permit; this application will be submitted following completion of basic engineering in the second quarter of 2009. Under this schedule, the state and county permits can be anticipated by the first quarter of 2010.

The fourth of the major approvals is the Army Corps of Engineers Section 404 permit. The process has been initiated with the agency; the Section 404 permit requires completion of the EIS prior to final action. The federal EIS public scoping process has been completed; the Draft EIS is scheduled to be released by the U.S. Forest Service in November 2009. The Section 404 permit will follow this same schedule. The final operations approval is the Record of Decision by the US Forest Service. A written memorandum of understanding between Rosemont and the Coronado Forest schedules completion of the Final EIS and Record of Decision in July 2010.

Metallurgical Update

Flotation test work has continued since the publication of results in the August 2007 Feasibility Study. This program has utilized a representative composite sample approximating the first three years of mine production prepared from the drill hole samples.

The aim of the test work for the three-year mine composite (comprised of material that would be processed in the first three years of operation) was firstly to vary the operating conditions in the flotation circuit to optimize and improve the recoveries for copper, molybdenum and silver; secondly to produce concentrate samples for marketing purposes; and finally to produce tailings samples for further filtration characterization test work for the final engineering design. The results, using a newly developed set of reagents, have been encouraging to date and have produced the following overall recovery ranges for the individual metals: molybdenum 70% to 75%, silver 78% to 80% and copper 84% to 86%. This compares with August 2007 Feasibility Study recovery estimates of molybdenum 56%, silver 78% and copper 84%.

Updated Mineral Resource Estimate

In October 2008, Augusta completed an updated mineral resource estimate (the “2008 Updated Mineral Resource Update”) showing a total (oxide, mixed, sulfide) measured and indicated mineral resource increase of 386 million pounds of copper equivalent representing a 5% increase over the previous resource calculation that had been completed in the first quarter of 2007. The associated inferred resource increased by 14% on the basis of an additional 268 million pounds of copper equivalent. This updated resource estimate incorporated results from 20 new core holes drilled in 2008, as well as the sampling of 10 previously un-sampled geotechnical holes from 2006. The new drilling information also contributed to a greater understanding of the geology of the deposit that has identified a zone of partial oxidation, consisting of mixed secondary oxides, primary and secondary sulfides, which have been delineated and separated out for the new mineral resource tabulation. The mixed material occurs along a structural zone in the northwest deposit area.

The new measured and indicated oxide mineral resource added 29 million tons, an increase of 39% to the previously calculated resource, at about the same grade of 0.20% copper. This represents an increase of 120 million pounds of copper. The inferred oxide mineral resource copper content increased by 21%.

The new measured and indicated sulfide plus mixed resource added 18 million tons or 3% to the previously calculated resource, at about the same grade of 0.50% copper. This represents an increase of 266 million pounds of copper equivalent. The sulfide plus mixed summation includes mixed mineral resources of 37 million tons at a 0.53% copper grade, containing a total of 458 million pounds of copper equivalent. Inferred total sulfide (sulfide + mixed) pounds of copper equivalent increased by 14%.

The NI 43-101 compliant technical report relating to the updated mineral resource estimate is entitled “2008 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA”, dated December 4, 2008 and is available on SEDAR at www.sedar.com, which readers are encouraged to review in its entirety.

Results of the 2008 Mineral Resource Update were incorporated in the Updated Feasibility Study details of which are provided below.

Updated Mineral Reserve Estimate

In November 2008, Augusta completed an update of Rosemont’s proven and probable mineral reserve estimate, which totaled 616.32 million tons of ore (including oxide and sulfide). This represented a 14% increase over the previous reserve estimate, which had been completed in August 2007 as part of the Feasibility Study.

The proven and probable sulfide mineral reserves within the designed Rosemont ultimate pit total 546.34 million tons grading 0.45% copper, 0.015% molybdenum and 0.12 ounces per ton silver, a 53.61 million ton (11%) increase in sulfide ore reserves. Included in the sulfide material is 13.25 million tons of mixed transitional material containing sulfides and oxides, which will be treated as sulfide and processed through the mill. Proven and probable oxide reserves increased from 49.5 million tons grading 0.18% copper to 70.0 million tons grading 0.17% copper, an increase of 20.53 million tons (42%) in oxide ore reserves.

The ultimate pit contains 616.32 million tons of mineral reserves and 1.23 billion tons of waste resulting in a 16% decrease in the strip ratio to 2:1 (tons waste per ton of ore) from approximately 2.38:1 in the August 2007 feasibility study. The mineral reserves were calculated from an update of the block model from 20 new core holes and the sampling of 10 previously un-sampled geotechnical holes. The new reserve calculation does not affect the design plan or disturbance footprint in the current MPO that is being reviewed by the US Forest Service under the NEPA.

Results of the 2008 Mineral Reserve Update were incorporated in the Updated Feasibility Study details of which are provided below.

Updated Feasibility Study

In January 2009, the Company announced results of the Updated Feasibility Study reconfirming Rosemont as an economically robust copper/molybdenum mine with low development risk. Using long-term metal pricing of US$1.85 per pound of copper, US$15 per pound of molybdenum, and US$12 per ounce of silver, the project generates an Net Present Value (“NPV”) (5%) of US$1.2 billion, an after-tax Internal Rate of Return (“IRR”) of 17.8%, and a payback of five years on an after-tax basis. Even applying the average spot metal prices witnessed in December 2008 of $1.36 per pound copper, $11.00 per pound of molybdenum and $10.79 per ounce of silver, the project generates an after-tax IRR of 7.7% .

Cash costs are estimated at US$0.62 per pound of copper, net of by-product credits, while the total capital cost is estimated at US$897 million. The mine life based on current mineral reserves is 21 years, with cathode production anticipated commencing in the fourth quarter of 2011 and concentrate production anticipated in the first quarter of 2012.

The following is an extract of the Summary section of the report on the Updated Feasibility Study entitled “NI 43-101 Technical Report For The Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA”, dated January 14, 2009 (Volume 1) filed on SEDAR. The principal author responsible for the overall preparation of the Updated Feasibility Study is Dr. Conrad Huss, P.E., Qualified Person, of M3 Engineering & Technology Corporation and other contributors to the Updated Feasibility Study include: William L. Rose, P.E. a Qualified Person, of WLR Consulting, Inc., Thomas L. Drielick, P.E., a Qualified Person, of M3 Engineering & Technology Corporation, Robert Fong, P.E., a Qualified Person, of Moose Mountain Technical Services and John Ajie, P.E., a Qualified Person, of URS Washington Division. Additional details regarding the Rosemont property may be obtained from the Updated Feasibility Study available on SEDAR at www.sedar.com, which readers are encouraged to review in its entirety.

SUMMARY

Property

The Rosemont property is primarily a copper mining project with appreciable amounts of molybdenum and silver by-products. Rosemont is being developed by Augusta. The property consists of 132 patented lode claims comprising about 1969 acres (797 hectares) and a contiguous package of 949 unpatented lode mining claims comprising more than 12,000 acres (4,860 hectares) which surround the core of patented claims. There are also 10 blocks of fee land associated with the property, consisting of a number of individual parcels that enclose an additional 911 acres (369 hectares). The area covered by patented claims, unpatented claims and fee land totals approximately 15,000 acres (6,070 hectares), and is situated within the historic Helvetia Mining District on the northwestern flank of the Santa Rita Mountain Range and the Rosemont Mining District on the northeastern flank of the Santa Rita Mountain Range.

Mining activity in the Helvetia and Rosemont Mining Districts dates to the mid 1800s, and by the 1880s production from mines on both sides of the Santa Rita Mountains supported the construction and operation of the Columbia Smelter at Helvetia, on the western side, and the Rosemont Smelter in the Rosemont Mining District on the eastern side. Production ceased in 1951 after production of about 227,300 tons of ore containing an estimated 17.3 million pounds of copper, 1.1 million pounds of zinc and 180,760 ounces of silver.

The copper mineralization of the Rosemont deposit is primarily sulfide with a cap of oxide copper close to the surface. The sulfide and oxide ore will be mined through conventional open pit mining techniques. Sulfide ore will be processed by crushing, grinding, and flotation to produce a copper concentrate product and a molybdenum concentrate product for market. The run of mine (ROM) oxide ore will be leached and the resulting leach solution processed through a solvent extraction and electrowinning facility to produce a copper cathode product for market.

Location

The Rosemont copper-molybdenum-silver deposit is located in Pima County, Arizona, USA on the northeastern flank of the Santa Rita Mountains approximately 30 miles southeast of the city of Tucson Arizona. The property occupies flat to mountainous topography at a surface elevation ranging from 4,000 feet to 6,290 feet and at geographical coordinates of approximately 31° 50’ N and 110° 45’ W.

Ownership

The Rosemont deposit is the principal known area of mineralization on the Rosemont property, a group of patented mining claims, unpatented mining claims and fee land that in aggregate total approximately 15,000 acres (6,100 hectares). Augusta first became interested in the Rosemont deposit in 2005 and after completing a two phase drilling program in 2005 and 2006, Augusta completed the purchase of a 100 percent interest in the property in March 2006. The purchase is subject to a 3% Net Smelter Return (NSR).

Geology and Mineralization

The Rosemont deposit is a typical representative of the porphyry copper class of deposits. Similar to many other southwestern USA deposits in this class, Rosemont consists of broad-scale skarn mineralization developed in Paleozoic-aged carbonate sedimentary rocks, adjacent to their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using diamond core holes. Broadly disseminated sulfide mineralization occurs in the Paleozoic units. Near surface weathering has resulted in the oxidation of the sulfides in the overlying Mesozoic units.

Exploration and Sampling

Augusta has recently completed a 20-hole, 17,522 foot diamond drilling program, along with the sampling of 10 previously drilled geotechnical holes. Previously in 2006, Augusta completed a 40-hole, 68,727 foot diamond drilling program on the deposit, consisting of resource, geotechnical, and metallurgical holes. In 2005, Augusta carried out a 15-hole, 27,402 foot diamond drilling program. The results of all of these drilling programs have been integrated with approximately 210,000 feet of previous drilling, conducted by other companies prior to Augusta’s involvement, to estimate the mineral resources presented in this report. This work was incorporated into an updated mineral resource statement provided in a WLRC Technical Report dated December 4, 2008 herein referred to as the 2008 Mineral Resource Update.

Mineral Resource and Mineral Reserve Estimates

A block grade model of the Rosemont deposit was constructed using MEDSystem® software using a geologic model developed in Gemcom® by Augusta personnel and contract geologists. Statistical studies were conducted to identify outliers to the distribution of assays and to estimate the ranges of influence for block grade estimation. Block grade estimations were conducted by rock type using 50-foot composited data and ordinary kriging interpolation methods. Blocks were also classified into measured, indicated and inferred resources in a manner that conforms to NI 43-101 standards. The mineral resource estimation work was performed by or under the direction of Mr. William Rose, P.E., WLR Consulting Inc.’s (WLRC’s) Principal Mining Engineer and an independent Qualified Person under the standards set forth by NI 43-101.

Updated measured and indicated mineral resource estimates for the Rosemont deposit are summarized in Tables 1-1 and 1-2, respectively. The combined measured and indicated mineral resource estimates are presented in Table 1-3. Inferred mineral resource estimates are shown in Table 1-4. US units are used in these estimations, where tons refer to short tons (2000 lbs). The mineral resource estimates contained herein are effective as of October 22, 2008.

Table 1-1 Rosemont Deposit Measured Mineral Resources

Material /									lbs
Cutoff				Ag	%	lbs Cu	lbs Mo	oz Ag	CuEqv*
(% Cu)	Ktons	% Cu	% Mo	Oz/ton	CuEqv*	(millions)	(millions)	(millions)	(millions)
Oxides:
0.10	21,600	0.20	-	-	0.20	85	-	-	85
0.15	14,600	0.23	-	-	0.23	68	-	-	68
0.20	7,500	0.30	-	-	0.30	45	-	-	45
Mixed:
0.15	4,900	0.65	0.007	0.08	0.78	64	0.7	0.4	76
0.20	4,800	0.66	0.007	0.08	0.79	64	0.7	0.4	76
0.25	4,700	0.67	0.007	0.08	0.80	63	0.7	0.4	75
0.30	4,500	0.69	0.007	0.08	0.82	62	0.6	0.4	73
Sulfides:
0.15	132,300	0.50	0.016	0.14	0.78	1,330	42.3	18.4	2,060
0.20	119,100	0.54	0.016	0.15	0.82	1,280	38.1	17.6	1,950
0.25	106,900	0.58	0.017	0.16	0.87	1,230	36.4	16.6	1,870
0.30	96,100	0.61	0.017	0.16	0.91	1,170	32.7	15.6	1,750

* Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

[INTENTIONALLY BLANK]

Table 1-2 Rosemont Deposit Indicated Mineral Resources

Material /									lbs
Cutoff				Ag	%	lbs Cu	lbs Mo	oz Ag	CuEqv*
(% Cu)	Ktons	% Cu	% Mo	Oz/ton	CuEqv*	(millions)	(millions)	(millions)	(millions)
Oxides:
0.10	81,700	0.20	-	-	0.20	332	-	-	332
0.15	51,400	0.25	-	-	0.25	260	-	-	260
0.20	27,400	0.33	-	-	0.33	180	-	-	180
Mixed:
0.15	34,300	0.49	0.005	0.05	0.58	334	3.4	1.5	394
0.20	33,500	0.50	0.005	0.05	0.58	332	3.3	1.5	391
0.25	32,200	0.51	0.005	0.05	0.59	326	3.2	1.5	383
0.30	29,400	0.53	0.005	0.05	0.62	311	2.9	1.4	363
Sulfides:
0.15	464,500	0.44	0.014	0.11	0.68	4,120	130.1	52.0	6,340
0.20	404,700	0.48	0.015	0.12	0.74	3,910	121.4	49.0	5,990
0.25	351,200	0.52	0.016	0.13	0.80	3,680	112.4	45.7	5,610
0.30	305,200	0.56	0.016	0.14	0.84	3,430	97.7	42.1	5,120

* Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Table 1-3 Rosemont Deposit Combined Measured and Indicated Mineral Resources

Material /									lbs
Cutoff				Ag	%	lbs Cu	lbs Mo	oz Ag	CuEqv*
(% Cu)	Ktons	% Cu	% Mo	Oz/ton	CuEqv*	(millions)	(millions)	(millions)	(millions)
Oxides:
0.10	103,400	0.20	-	-	0.20	417	-	-	417
0.15	66,000	0.25	-	-	0.25	328	-	-	328
0.20	35,000	0.32	-	-	0.32	224	-	-	224
Mixed:
0.15	39,100	0.51	0.005	0.05	0.60	398	4.1	1.9	471
0.20	38,300	0.52	0.005	0.05	0.61	396	4.0	1.9	467
0.25	36,900	0.53	0.005	0.05	0.62	389	3.9	1.9	458
0.30	33,900	0.55	0.005	0.05	0.64	373	3.5	1.8	436
Sulfides:
0.15	596,800	0.46	0.014	0.12	0.70	5,440	172.4	70.4	8,410
0.20	523,800	0.50	0.015	0.13	0.76	5,190	159.5	66.6	7,940
0.25	458,100	0.54	0.016	0.14	0.82	4,910	148.8	62.3	7,480
0.30	401,300	0.57	0.016	0.14	0.86	4,600	130.4	57.7	6,870

* Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

[INTENTIONALLY BLANK]

Table 1-4 Rosemont Deposit Inferred Mineral Resources (Excludes Measured & Indicated)

Material /									lbs
Cutoff				Ag	%	lbs Cu	lbs Mo	oz Ag	CuEqv*
(% Cu)	Ktons	% Cu	% Mo	Oz/ton	CuEqv*	(millions)	(millions)	(millions)	(millions)
Oxides:
0.10	30,400	0.24	-	-	0.24	147	-	-	147
0.15	17,800	0.33	-	-	0.33	117	-	-	117
0.20	12,700	0.39	-	-	0.39	100	-	-	100
Mixed:
0.15	21,100	0.35	0.004	0.02	0.41	148	1.7	0.3	175
0.20	19,100	0.37	0.004	0.01	0.43	141	1.5	0.3	164
0.25	14,500	0.42	0.004	0.02	0.48	121	1.2	0.2	139
0.30	12,200	0.45	0.003	0.02	0.49	109	0.7	0.2	121
Sulfides:
0.15	208,800	0.38	0.007	0.06	0.50	1,600	29.2	12.1	2,110
0.20	160,600	0.45	0.008	0.07	0.59	1,440	25.7	10.9	1,880
0.25	133,800	0.49	0.008	0.08	0.63	1,320	21.4	10.0	1,700
0.30	105,000	0.56	0.008	0.09	0.70	1,170	16.8	8.9	1,470

* Equivalency based on prices of $1.25/lb Cu, $18.00/lb Mo and $8.50/oz Ag, with no applied recovery factors.

Augusta’s 2008 drilling campaign at the Rosemont deposit has increased both the quantity and confidence level of the estimated mineral resources, which presently totals about 562 million tons of measured and indicated sulfide mineral resources grading 0.50% Cu, 0.015% Mo, and 0.12 ounces per ton Ag, at a 0.20% Cu cutoff. An additional 180 million tons of inferred sulfide mineral resources are estimated at a grade of 0.44% Cu using the same cutoff. Augusta’s recent drilling program was successful in converting significant tonnages of inferred material into measured and indicated classifications. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, geologic and metallurgical studies conducted by Augusta have shown the potential for considering the oxide copper mineralization that overlies the sulfide deposit. Estimated measured and indicated oxide mineral resources total nearly 103 million tons grading 0.20% Cu, at a 0.10% Cu cutoff. An additional 30 million tons of inferred oxide mineral resource are estimated at a grade of 0.24% Cu, using the same cutoff.

The classification of currently inferred sulfide and oxide mineral resources can potentially be improved with further drilling. Additional mineral resources may be found in extensions to the north and east of the Rosemont deposit. Mineralization also is known to occur in the Broadtop Butte, Copper World and Peach-Elgin deposits on the Rosemont property, which could potentially add to the total mineral resource base of the Rosemont area.

The Rosemont deposit’s proximity to the topographic surface makes it amenable to open pit mining methods. Lerchs-Grossman analyses of economic pit limits were conducted using a variety of metal prices and operating costs. A base case mining pit shell generated at metal prices of $1.75/lb Cu, $15.00/lb Mo and $10.00/oz Ag and anticipated operating costs was used to design an ultimate pit for mineral reserve estimation and subsequent mine planning. The mineral reserve estimation work was performed by or under the direction of Mr. Robert Fong, P. Eng., Moose Mountain Technical Services (MMTS) Principal Mining Engineer and an independent Qualified Person under the standards set forth by NI 43-101.

Rosemont mineral reserves have been estimated from only measured and indicated mineral resources; all inferred resources have been treated as waste. Net Smelter Returns (NSRs) were computed as a means of aggregating the net recoverable value of the three primary metals in sulfide rock types; only copper was used in calculating oxide NSRs. No recovery of molybdenum and silver is projected from oxide ore leaching and only quartz monzonite porphyry (QMP), andesite and arkose rock types were considered as potential oxide leach ore (no NSRs were computed for other oxide rock types). An internal NSR cutoff of $3.56/ton was used for sulfide mill ore and $2.19/ton was used for oxide leach ore. Table 1-5 summarizes the estimated mineral reserves for the Rosemont deposit as of the date of this report.

Table 1-5 Rosemont Mineral Reserves

Classification	Sulfides >= 3.56 $/ton NSR Cutoff					Oxides >= 2.19 $/ton NSR
	Ktons	NSR $/t	TCu %	Mo %	Ag oz/t	Ktons	NSR $/t	TCu %
Proven Probable	141,999 404,339	14.19 13.12	0.48 0.45	0.015 0.015	0.13 0.11	16,250 53,724	3.91 3.77	0.18 0.17
Total	546,338	13.40	0.45	0.015	0.12	69,974	3.80	0.17

At prices of $1.75/lb Cu, $15.00/lb Mo and $10.00/oz Ag, combined proven and probable sulfide mineral reserves within the designed Rosemont ultimate pit total nearly 546 million tons grading 0.45% Cu, 0.015% Mo and 0.12 oz/ton Ag. Proven and probable oxide mineral reserves total about 70 million tons grading 0.17% Cu. The pit contains a total of about 1.85 billion tons of material, of which 616 million tons are mineral reserves and 1.23 billion tons are waste rock, resulting in a stripping ratio of 2.0:1 (tons waste per ton of ore). Contained metal in the sulfide (proven and probable) mineral reserves is estimated at 4.93 billion pounds of copper, 161 million pounds of molybdenum and 65 million ounces of silver. Contained metal in proven and probable oxide mineral reserves is estimated at 241 million pounds of copper. All of the mineral reserve estimates reported above are contained in the mineral resource estimates presented in Tables 1-1 through 1-3.

The Rosemont ultimate pit contains approximately 54 million tons of inferred sulfide mineral resources and nearly 8 million tons of inferred oxide mineral resources that are above respective sulfide and oxide NSR cutoffs of $3.56/ton and $2.19/ton. These resources are included in the waste estimates presented in the previous paragraph. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded.

Mining

Six internal mining phase designs were also developed, bringing the total number of phases to seven. A production scheduling analysis was conducted to determine preproduction and long-term waste rock stripping rates. This scheduling was based on a milling rate of 75,000 tons per day (tpd), operating 365 days per year, for a total sulfide ore feed of 27.375 million tons per year (tpy). Oxide ore will be delivered to the leach pad as it is encountered during the course of mining. Mine and plant operations will be scheduled for continuous coverage, using two 12-hour shifts per day, seven days per week. Ramp-up schedules were developed for preproduction stripping and sulfide ore milling during the first year of plant operations.

Mining sequence plans were developed on a quarterly basis through the end of Year 2 and on an annual basis through Year 7. Additional plans include mining progress through the end of Year 10, Year 15 and Year 21 (end of mining). A production schedule was then generated from these mining plans, indicating a project operating life of 20.1 years using only proven and probable mineral reserves. Peak mining rates of 318,000 tpd of total material (ore and waste) will be realized in Year 1. Typical mining rates during Years 3-6 will be 224,000 tpd of waste rock and oxide ore, or 299,000 tpd of total material (including 75,000 tpd of sulfide ore). Minimum oxide ore will be recovered after Year 6, and typical mining rates during Years 7 to 10 will be 299,000 tpd of ore and waste. A 15-month preproduction stripping program will be required to open the deposit up for initial ore deliveries to the mill.

Overburden and other waste rock encountered in the course of mining will be placed into a waste rock storage (WRS) area located to the southeast and south of the planned open pit and into the dry stack tailings area, where dewatered mill tailings will be placed behind waste rock containment buttresses. The dry stack tailings area is north of the WRS area and east-northeast of the pit. The oxide ore heap leach pad will be located between the dry stack tailings area and the initial WRS area.

The proposed pit operations will be conducted from 50-foot-high benches using large-scale equipment, including up to: three 12.25 -inch-diameter rotary blasthole drills, three 70-cu-yd electric mining shovels, two 36-cu-yd front-end loaders, twenty four 320-ton off-highway haul trucks, five 580- to 850-hp crawler dozers, three 500-hp rubber-tired dozers, three 270- to 500-hp motor graders and three 30,000-gallon off-highway water trucks. Four rotating crews will be used for continuous operator and maintenance coverage. Peak manpower (and equipment) levels will occur in Years 11-15, with 45 supervisory and technical personnel, 150 workers in mine operations and 79 in mine maintenance, totaling 274 people.

Metallurgical Testing

The earliest existing records of metallurgical testing are from the period 1974 - 1975, at which time grinding and flotation tests were performed. In the first half of 2006, Augusta initiated test work to provide a better understanding of the metallurgy of the Rosemont deposit and establish the design criteria for the design of a process facility.

The Rosemont sulfide ore was tested to determine grinding and flotation criteria. The test work indicates a process of crushing and grinding the ore to 80% passing 105 micron size distribution followed by bulk flotation to recover copper and molybdenite minerals. A molybdenite concentration circuit to treat the bulk flotation concentrate will be able to produce a molybdenite concentrate.

The Rosemont oxide ore was tested to determine heap leaching design criteria. The test work indicates that a heap leach process on run of mine ore can recover the copper into a pregnant leach solution (PLS) that can be subsequently processed in a solvent extraction – electrowinning (SX-EW) circuit.

Process Flowsheet

Both sulfide and oxide copper ore will be processed. Sulfide ore will be transported from the mine to the primary crusher by off-highway haulage trucks then conveyed to the concentrator facilities. Oxide ore will be transported from the mine to a run of mine heap leaching facility by the off-highway haulage trucks. Copper concentrate produced at the concentrator facility will be loaded into highway haul trucks and transported to a concentrate smelter and metal refinery. Molybdenum concentrate produced at the concentrator facility will be bagged and loaded onto trucks for shipment to market. Oxide ore will be leached with acidic solution and the leach solution will be processed using solvent extraction electrowinning (SX-EW) technology to produce high purity cathode copper plates (cathodes). The copper cathodes will be loaded onto trucks for shipment to market.

The process selected for recovering the copper and molybdenite minerals can be classified as “conventional”. The sulfide ore will be crushed and ground to a fine size and processed through mineral flotation circuits.

The process selected for the recovery of copper from the oxide ore can be classified as “conventional”. The oxide ore will be heap leached and the copper recovered from the leach solution using solvent extraction – electrowinning technology.

Extraction Rates

Sulfide ore metal recoveries for operating years 1 through 3 are indicated by the test work to be for copper (85%), gold (73%), and silver (77%) in a copper concentrate, and molybdenum (72%) in a molybdenite concentrate.

Sulfide ore metal recoveries for operating years 4 through 7 are indicated by the test work to be for copper (83%), gold (73%), and silver (76%) in a copper concentrate, and molybdenum (65%) in a molybdenite concentrate.

Sulfide ore metal recoveries for subsequent years are indicated by the test work to be for copper (84%), gold (73%), and silver (78%) in a copper concentrate, and molybdenum (56%) in a molybdenite concentrate.

Oxide ore copper recovery is indicated by the test work to be 65%.

Process Reagents

Reagent consumption rates for the full scale plant operation have been estimated from the test results. The reagents that will be used in the sulfide circuit are considered to be “conventional”. Consumption rates for collectors is estimated to be about 0.164 lbs/ton of sulfide ore, lime about 1.797 lbs/ton, and modifiers, frothers and other about 0.166 lbs/ton. The molybdenite recovery circuit will consume about 0.2125 lbs/ton of sulfide ore in modifiers, collectors, and frothers.

In the oxide ore leaching circuit, sulfuric acid consumption is estimated to be 30.0 lbs/ton ore. In the SX-EW circuit, extractant consumption is estimated to be 0.0002 lbs/lb cathode copper, diluent at 0.001 lbs/lb, all other electrowinning additives 0.0107 lbs/lb, and solution filtering additives at 0.08 lbs/lb.

Power

The power supply for the Rosemont mine and process facilities will be administered by Tucson Electric Power (TEP) under a shared service agreement with TRICO, a local cooperative. The estimated connected load for the project is 139 MW, and will be supplied by a minimum of a 138 kV line to site. The estimated operating load for the project is approximately 106 MW.

The “Option D” proposed by Rosemont, accesses initial construction power from an existing 46 kV line at the Greaterville substation (4.5 miles new line).

For the higher power load required to operate the mine, new construction of 16 miles of 138 kV line is required. The first 4 miles upgrade the TEP transmission system to a new Rosemont substation at or near Wilmot Junction (Section 25). These 4 miles provide a system upgrade to allow a cross tie between the Vail and South Substations. Either South or Vail could provide source to the new Rosemont Substation. From Rosemont substation, a new 12 mile long radial 138 kV line would be built. This radial line is assumed retained by Rosemont. This “Option D” was developed by KR Saline engineers of Arizona to efficiently utilize planned and scheduled system upgrades as included in long term planning documents on file with the Arizona Corporation Commission.

The Arizona State Line-Siting-Committee has established the process to review new power line routes for Rosemont, and the preferred routing and permit application is scheduled for completion during mid 2009.

Water

The fresh water requirements for the Rosemont facilities are about 5,000 acre-feet per year with a peak demand of 5,000 gallons per minute (gpm) and an average demand of 3,370 gpm. All gallons in this report are United States gallons. Water will come from wells located west of the Santa Rita Mountains and will be pumped to the fresh water and fire water storage tank located at the Rosemont site.

The daily usage for potable water is about 17,000 gallons per day, fresh water makeup is 4.8 million gallons per day, and the recycle process water is 37 million gallons per day. There is also a fire water distribution system throughout the mine site.

Augusta has committed to recharging the Santa Cruz aquifer with available Central Arizona Project (CAP) water.

A summary description of the fresh water system is included in Section 1.25.7 of the Updated Feasibility Study.

Permits

Permitting for the Rosemont Copper Project involves federal approvals and requires compliance with the NEPA. This in turn requires an EIS and compliance with the Endangered Species Act (ESA) and the National Historic Preservation Act (NHPA). A MPO was submitted to the US Forest Service on July 11, 2007 to initiate the EIS and start the permitting process. Major federal permits required to construct and begin operation of the Rosemont Project include a Clean Water Act (CWA) Section 404 permit for discharge of fill material to onsite washes. Major state permits include an aquifer protection permit, a 401 Certification, and an Arizona Pollution Discharge Elimination System (AZPDES) general storm water permit. The only major local permit required is a Pima County Clean Air Act (CAA) Title V air quality permit. Other permits which do not affect the timeline for project permitting and subsequent start up include explosives permits, nuclear instrumentation licenses, hazardous waste identification, tracking numbers and spill control plans. A list of permits is provided in Section 1.25.8 of the Updated Feasibility Study.

Operating Costs

The mine operating costs were derived from equipment hours and cycle times developed by Moose Mountain from their Mine Plan. Rebuild costs for major equipment were generated from vendor supplied component replacement schedules and URS Washington Mining Division’s data base for similar projects and equipment. Mining costs supplied by others were checked by URS Washington Division who built the estimate and was the QP. The average life of mine operating costs for the mining operation is $0.83 per ton mined. These costs include: clearing of vegetation, removal of topsoil, drilling, blasting, loading, hauling, road and dump maintenance, regrading, mine operations supervision, craft labor and subcontractor costs.

Mill process operating costs in Year 2 average $3.34/ton of mill ore which includes crushing and conveying, grinding and classification, flotation and regrind, concentrate thickening, filtration and dewatering, tailings disposal and mill ancillary services. In addition, these operating costs are broken into the major categories of labor, power, reagents, maintenance, supplies and services.

Operating costs for the SX-EW process in Year 2 average $0.92/ lb. of cathode copper which includes heap leach pad, solvent extraction, tank farm, electrowinning and SX-EW ancillary services. In addition, these operating costs are broken into the major categories of labor, power, reagents, maintenance, supplies and services.

The average operating cost for the supporting facilities and general administrative expenses in Year 2 is $0.27/ton of sulfide ore. The supporting facilities include laboratory, safety and environmental, accounting, human resources, security and the general manager’s office.

The overall site direct operating cost estimate by cost center in Year 2 is shown in Table 1-6 below. All costs are estimated in fourth quarter 2008 US dollars at an accuracy of ± 10%.

Table 1-6 Summary of Operating Costs

Based on Year 2 of Operations

Annual Cost ($000)
Mining	70,141
Mill Operations	91,452
SX-EW Operations	18,398
Support Facilities and G&A	8,974

Total	188,965

Capital Cost Estimate

The total capital cost estimate to design, construct and commission the Rosemont facilities is estimated to be $897.2 million for the combined sulfide and oxide plant. The estimate includes the direct field cost for constructing the project at $712.7 million as well as $184.5 million for the indirect costs associated with the design engineering, procurement and construction, commissioning, spare parts, contingency and Owner’s cost. An incremental cost for the oxide plant was estimated to be $64.7 million with $53.6 million for the direct costs and $11.1 million for indirect costs. All costs are expressed in fourth quarter 2008 US Dollars at an accuracy of ± 15% with no allowance provided for escalation, interest, foreign currency, hedging, or financing during construction.

Financial Analysis

The Rosemont project economics were done using a discounted cash flow model. The study evaluated a sulfide concentrate plant with a heap leach SX-EW plant for the treatment of the oxide copper reserves. Costs are in constant fourth quarter 2008 US dollars with no provisions for escalation. The financial indicators examined for the project included the Net Present Value (NPV), Internal Rate of Return (IRR) and payback period (time in years to recapture the initial capital investment). Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, transportation and treatment charges and sales revenue. The life of the mine is 21 years.

The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit. The estimates of capital expenditures and site production costs have been developed specifically for this project, and reflect modest volume and pricing assumptions to reflect the current economic slowdown. Even applying the average spot metal prices witnessed in December 2008 for copper, molybdenum and silver, the project generates an after-tax IRR of 7.7% .

Metal sales prices used in the evaluation are listed in Table 1-7.

Table 1-7 Base Case and Historical Metals Prices

	60/40 WEIGHTED AVERAGE *	3 YEAR HISTORICAL AVERAGE
COPPER	$ 2.47 / POUND	$ 3.14 / POUND
MOLYBDENUM	$22.70 / POUND	$29.05 / POUND
SILVER	$12.40 / OUNCE	$13.32 / OUNCE
GOLD	$784.65 / OUNCE	$723.48 / OUNCE

*60/40 weighted average of the 36 month historic price and the 24 month futures price forecast

In addition to the above metal sales price cases, a case of long term metal prices was also evaluated. Long term metal prices were assumed at $1.85/lb Cu, $15.00/lb Mo, $12.00/oz Ag and $750.00/oz Au.

Table 1-8 Long Term Metals Prices

Copper	$ 1.85/lb
Molybdenum	$ 15.00/lb
Silver	$ 12.00/oz
Gold	$ 750.00/oz

The after tax financial results for the three metal pricing scenarios are shown in Table 1-9.

Table 1-9 Financial Indicators (After Tax) ($ millions)

	Base Case (60/40 split)	Historical 36 Months	Long Term Metal Prices
NPV 0%	4,850.0	6,999.9	2,715.0
NPV 5%	2,417.6	3,628.9	1,200.3
NPV 10%	1,254.2	2,006.2	488.4
IRR	28.5%	37.5%	17.8%
Payback Years	3.1	2.3	5.0

Author’s Conclusions

The after-tax IRR is above the Owner’s project criteria of 15%, therefore the project should continue to advance with basic engineering and permitting. In the meantime, the copper price should stabilize somewhat, as it is presently below the $1.85/lb price used in this study, although it is not below either the last three (3) years historical plus two (2) years futures average or the three (3) year historical average. Using the spot prices of end of month December 2008 of $1.36/lb Cu, $11.00/lb Mo, $10.79/oz Ag, $869.75/oz Au yields an after-tax IRR of 7.7% .

The downward trend in capital equipment and commodity cost that started in October 2008 is not reflected herein. It may result in even more favorable economics.

Author’s Recommendation

The project should proceed with basic engineering and permitting. While that is ongoing, the copper price trend should become more evident following the financial market turmoil of 2008.

Augusta’s Objectives for 2009

Augusta is focusing on three main objectives for 2009 for the Rosemont copper project. Augusta’s most important objective for 2009 will be to finalize a project financing structure for Rosemont. To assist in this process Augusta has retained TD Securities as its financial advisor to assess various financing alternatives for the project. Also during 2009, Augusta will continue to advance detailed engineering work in support of permitting. Finally, Augusta will be working towards obtaining the remaining permits.

Five additional major approvals are required before construction can begin. The first of the five is an approval of an Arizona State Mine Inspector Mine Reclamation Plan. The Plan was approved as administratively complete during the fourth quarter of 2008 and awaits technical review and public comment. Action on the Reclamation Plan is expected to be completed during the second half of 2009.

The second of the five is the State Aquifer Protection Permit (APP); an application has been prepared and is in final internal review prior to submittal first quarter 2009. Processing and public notice of the APP are expected late 2009. The third is the Air Emissions Permit; this application will be submitted following completion of basic engineering in the second quarter 2009. Under this schedule, the state and county permits can be anticipated by first quarter 2010.

The fourth of the major approvals is the Army Corps of Engineers Section 404 permit. The process has been initiated with the agency; the 404 permit requires completion of the EIS prior to final action. The federal EIS public scoping process has been completed; the Draft EIS is scheduled to be released by the US Forest Service in November 2009. The Section 404 permit will follow this same schedule. The final operations approval is the Record of Decision by the Forest Service. A written memorandum of understanding between Rosemont and the Coronado Forest schedules completion of the Final EIS and Record of Decision in July 2010.

ITEM 5:                 DIVIDENDS

The Company has not paid any cash dividends on its common shares and has no present intention of doing so, as it anticipates that all available funds will be utilized to finance exploration, development and future investment opportunities. There are no restrictions that could prevent the Company from paying dividends.

ITEM 6:                 DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value of which as at December 31, 2008 there were 88,734,261 common shares issued and outstanding. Each common share of the Company has the following rights, privileges, restrictions and conditions attached thereto:

(i)	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote:

(ii)	to share equally, share for share, in any dividends declared by the Company; and

(iii)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to share equally, share for share in the remaining property of the company upon liquidation, dissolution or winding-up of the Company.

The Articles and By-laws of the Company contain no restrictions on the right to hold or vote the Company’s common shares.

ITEM 7:                 MARKET FOR SECURITIES

The common shares of the Company currently trade on the TSX and NYSE Amex. The table below presents the high and low sale prices for the common shares of the Company and the volume on a monthly basis for the TSX and NYSE Amex.

High and Low Prices and Volume on a monthly basis for Fiscal 2008
	TSX			NYSE Amex
Period	High $Cdn	Low $Cdn	Volume	High $US	Low $US	Volume
December 2008	1.26	0.43	1,063,700	1.14	0.39	9,911,000
November 2008	1.56	0.92	1,347,000	1.35	0.75	4,160,000
October 2008	3.98	1.10	1,901,400	3.76	0.88	5,498,000
September 2008	4.89	3.45	1,087,000	4.86	3.23	1,900,000
August 2008	6.89	4.75	1,357,200	6.95	4.54	2,689,000
July 2008	6.96	5.23	1,093,000	6.94	5.10	2,957,100
June 2008	6.26	4.44	788,400	6.16	4.37	3,052,700
May 2008	4.69	3.99	936,700	4.97	3.88	2,619,400
April 2008	4.05	3.42	764,600	4.00	2.95	1,805,600
March 2008	4.00	3.36	665,500	4.05	3.38	2,129,300
February 2008	3.97	3.06	1,156,900	4.07	3.02	3,273,500
January 2008	4.37	2.70	2,179,900	4.42	2.64	2,099,900

At December 31, 2008 the Company had 7,291,216 stock options outstanding of which 4,206,206 were vested. The outstanding options are exercisable between $0.10 and $4.97 and expire between November 15, 2009 and December 3, 2018.

ITEM 8:          DIRECTORS AND OFFICERS

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Timothy C. Baker Toronto, ON, Canada	Director of the Company; Executive VP and Chief Operating Officer of Kinross Gold Corporation since June 2006. Executive General Manager of Placer Dome Chile from January 2005 to June 2006. From July 2003 to December 2004 he was Managing Director, Placer Dome Tanzania and from February 2002 to July 2003 he was Senior VP Compania Minera Zaldivar.	N/A	September 11, 2008

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Donald B. Clark Richmond, BC, Canada
VP Administration and Director of the Company; CFO of the Company between June 2004 and July 2006; Director of Sargold Resource Corporation from May 1998 to October 2007; CFO of Sargold from May 2004 to July 2006; President of Wildcat Silver Corporation between February 2006 and July 2008, CFO from February 2006 to August 2006 and Director since February, 2006; President and Director of Ventana Gold Corp. since February 2006, CFO from February 2006 to August 2006. Sargold, Wildcat and Ventana are all mineral exploration and development companies.
		June 21, 1996	February 1, 1996
Gil Clausen Denver, CO, USA
President, CEO and Director of the Company; Executive VP of URS Washington Division (formerly Washington Group International, Inc.), providers of integrated engineering, construction, and management solutions, between 2001 to March 2005.
		April 18, 2005	March 28, 2005
W. Durand Eppler(1) (2) (3) Denver, CO, USA
Lead Director of the Company; CEO of Sierra Partners, LLC since April 2005 and President of New World Advisors, LLC since August 2004. Both Sierra Partners and New World Advisors provide strategic and business advisory services to global resource companies since July 2005, Chief Executive Officer of Coal International, Plc, a London (AIM) listed company with global coal operations and investments. Director of NEMI Northern Energy & Mining Inc. Since March 2007.
		Not Applicable	June 15, 2005
Christopher M.H. Jennings(2) (3) Grand Cayman, Cayman Islands, BWI
Director of the Company; Non-executive Chairman of SouthernEra Diamonds Inc., a company engaged in diamond exploration in Canada, South Africa, Gabon, Australia and the Democratic Republic of Congo between 1992 – 2007; Director of Southern Platinum Corp., a mineral exploration and development company, between September 2004 – June 2005;
		Not Applicable	April 2002

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Michael A. Steeves(1) (2) Richmond, BC, Canada
Director of the Company; President and Chief Operating Officer and Director of Zazu Metals Corporation since November 2007. Consultant to the base metal industry between August 2005 to November 2007. VP Investor Relations of Glamis Gold Ltd., a mining company, between June 2002 and August 2005.
		Not Applicable	June 8, 1999
Robert P. Wares(1) (3) Montreal, QC, Canada
Director of the Company; Executive VP and Chief Operating Officer of Osisko Exploration Ltd. (“Osisko”) since early 2006. He was President of Osisko from September 1998 to early 2006. Osisko is a Canadian mining development company holding interests in several properties located in Quebec, Canada and Brazil, South America.
		Not Applicable	April 26, 1999
Richard W. Warke West Vancouver, BC, Canada
Executive Chairman of the Company; Chairman of the Company between April 2005 and July 2008; VP Corporate Development of the Company between May 2006 and July 2008; President of the Company between April 1999 to April 2005; Chairman of Wildcat Silver Corporation since July 2008; Chairman and CEO of Ventana Gold Corp. since July 2008; CEO and Chairman of Sargold Resource Corporation, a mineral exploration and development company, between May 1998 to October 2007 and President between May 1998 to December 2006 and May 2007 to October 2007.
		February 1, 1996	February 1, 1996
Gordon Jang Vancouver, BC, Canada
VP, Corporate Controller of the Company; Corporate Controller for EuroZinc/Lundin Mining Corporation from March 2005 to February 2009; Corporate Controller for Pan American Silver Corp. from March 1994 to March 2005.
		March 1, 2009	Not Applicable
Lance C. Newman Highlands Ranch, CO, USA
VP, Project Development of the Company; VP Metallurgical Operations for the Company between August 2006 and November 2007; Refinery Manager for Stillwater Mining Company from March 1997 to August 2006.
		August 2, 2006	Not Applicable

Name, Municipality of Residence	Position with the Company; Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Rodney O. Pace Tucson, AZ, USA
VP, Operations of the Company and VP Operations and General Manager of the Company’s wholly owned subsidiary Rosemont Copper Company; Consultant to the Mining Industry from September 2006 to December 2007; VP North American Operations, URS Washington Division (formerly Washington Group International, Inc.) – Mining Division from January 2002 to August 2006.
		January 1, 2008	Not Applicable
Raghunath N. Reddy Denver, CO, USA
Senior VP and CFO for the Company; VP Finance for the Company between November 2007 and November 2008; Director of Finance, URS Washington Division (formerly Washington Group International, Inc.), from July 1998 to November 2007.
		November 26, 2007	Not Applicable
Mark G. Stevens Denver, CO, USA	VP Exploration of the Company; Chief Geologist for the Company between August 2006 and November 2008; Chief Geologist with Pincock, Allen & Holt between March 1988 and August 2006.	December 1, 2008	Not Applicable
James A. Sturgess Centennial, CO, USA
VP Sustainable Development for the Company; VP Projects and Environment for the Company between September 2005 and February 2008; Senior Associate for Stantec Consulting Inc., an environmental consulting firm, between December 2000 and October 2005.
		October 1, 2005	Not Applicable
Purni Parikh Burnaby, BC, Canada
Corporate Secretary for the Company; Corporate Secretary for Wildcat Silver Corporation between November 2006 and February 2009 and for Ventana Gold Corporation between April 2007 and February 2009 and for Sargold Resource Corp. between June 2000 and October 2007. Sargold, Wildcat and Ventana are all mineral exploration companies.
		July 1999	Not Applicable

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

As at the date of this AIF, the directors and officers of the Company, as a group owned, directly or indirectly, or exercised control or direction over 15,623,123 common shares representing 17.61% of the total number of common shares outstanding.

Cease Trade Orders and Bankruptcies

Except for as provided below, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer:

Cybercom Systems Inc. (“Cybercom”) was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and a quarterly report for the period ended January 31, 2002. Cybercom’s failure to file the above resulted from its inability to pay filing fees associated with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order. Richard Warke, Executive Chairman of the Company and Donald Clark, VP Administration of the Company, are and were at the time the order was issued directors of Cybercom.

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ended June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. Donald Clark, Michael Steeves, and Robert Wares, directors of the Company, are and were at the time the order was issued directors of Wildcat.

Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, (a) is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has (a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority; or (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and/or officers of the Company serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. Please refer to the subheading entitled “Risk Factors – Augusta’s officers and directors may have potential conflicts of interest” under Item 4 of this AIF for further details.

ITEM 9:                 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three most recently completed financial years ended December 31, 2008 and up to the date of this AIF, none of the following: (a) a director or executive officer of the Company; (b) a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b), has any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company other than as stated in the Company’s annual audited financial statements for the year ended December 31, 2008 are available on SEDAR at www.sedar.com.

Legal Proceedings

In January 2009, Augusta reached an agreement with ASARCO that fully resolves the lawsuit ASARCO filed against Augusta and other defendants on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding pending in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which Augusta acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004.

Pursuant to the settlement agreement, Augusta paid ASARCO the sum of US$250,000 cash, in addition to sums the other defendants paid. Upon receipt of the payment, ASARCO moved to dismiss the litigation with prejudice. To date there have been no objections to the motion. Once commercial mine operations commence at the Rosemont property, Augusta will pay ASARCO certain specified annual production payments, without interest, over the course of eight years. These payments will come solely out of the net profits of mine operations and will not, in any year, exceed 25% of net profits. In the settlement agreement, the Company has the right of a pre-production, pre-payment option (“Option Payment”) for $3,183,960 (US$2,600,000), if the option is exercised on or before December 31, 2009. If the option is exercised after December 31, 2009, the Option Payment will be based on the net present value of aggregate annual payments, using an agreed 18% discount rate.

ITEM 10:               TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Investor Services Inc. with registers of transfers located at 510 Burrard Street - 3rd Floor, Vancouver, B.C. V6C 3B9, Canada with co-agent offices in Toronto, Ontario.

ITEM 11:               MATERIAL CONTRACTS

Other than in the ordinary course of the Company’s business, there are no material contracts that have been entered into by the Company since the beginning of the Company’s most recently completed financial year or that are still in effect, other than the Warrant Indenture dated as of March 17, 2006 entered into between the Company and Computershare Trust Company of Canada pursuant to the Special Warrant Offering described under the heading “General Development of the Business”.

ITEM 12:               INTEREST OF EXPERTS

Name of Experts

The following are names of persons or companies (a) that have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or company:

(i)

Ernst & Young LLP of 23rd Floor, 700 West Georgia Street, Vancouver BC, V7Y 1C7, the Company’s independent auditors provided an auditor’s report dated March 25, 2009, in respect of the Company’s financial statements for the years ended December 31, 2008 and 2007.

(ii)

Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation was the principal author responsible for the overall preparation of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009;

(iii)

Mr. William L. Rose, P.E. of WLR Consulting Inc., was a co-author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009;

(iv)

Mr John Ajie, P.E. of URS Washington Division, was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2009;

(v)

Mr. Thomas L. Drielick, P.E. of M3 Engineering & Technology Corporation was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA, dated January 14, 2008 and co-author of the 2008 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA, dated December 4, 2008; and

(vi)

Mr. Robert Fong, P.E., of Moose Mountain Technical Services (MMTS – British Columbia, Canada) was contracted to estimate and oversee the calculations of the open pit reserves and to develop the LOM Mine Plan which includes a Lerchs-Grossman analysis, pit design, mine production schedule, mine access and haul roads and waste rock stockpiles. Mr. Robert Fong visited the project site on November 20, 2008.

Interests of Experts

To the best of the Company’s knowledge, the experts named under this Item 12 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of its associates or affiliates, when the experts prepared their respective reports, and no securities or other property of the Company or one of its associates or affiliates were subsequently received or to be received by such experts.

No person or director, officer or employee of a company named under this Item 12 is expected to be elected, appointed or employed as a director, officer or employee of Augusta or any associate or affiliate of Augusta.

AUDIT COMMITTEE INFORMATION

Audit Committee Information

Under Multilateral Instrument 52-110 (“MI 52-110”) companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. The text of the Company’s audit committee’s charter is attached as Appendix 1 to this AIF.

The Company’s current audit committee is comprised of the following directors: Robert P. Wares, Michael A. Steeves (Chair), and W. Durand Eppler. All are independent and financially literate as defined in MI 52-110.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Steeves, the Chair of the Audit Committee, is a Chartered Financial Analyst, earned at the University of Virginia, and also earned a MSC from the University of Manitoba. He has had a long career in the mining industry as Senior Mining Analyst for Loewen Ondaatje McCutcheon and Scotia McLeod for six years and latterly as VP / Director Investor Relations for various mining/resource companies for fifteen years, including Glamis Gold Ltd. from 2002 to 2005. Since November 2007, Mr. Steeves has been President and Chief Operating Officer and Director of Zazu Metals Corporation a TSX listed company. Mr. Steeves also serves on the board and audit committee of Ventana Gold Corp.

Mr. Wares earned a BSC at McGill University and a P. Geo from the Quebec Order of Geologists. He has been Executive VP and Chief Operating Officer of Osisko Exploration Ltd. (“Osisko”) since early 2006 prior to which he was President of Osisko since September 1998. Osisko is listed on the TSX. Mr. Wares also services on the board and audit committee of Wildcat Silver Corporation.

Mr. Eppler is currently CEO of Sierra Partners, LLC and president of New World Advisors, both of which provide strategic and business advisory services to global resource companies. Previously, he was a VP of Newmont Mining Corp. from 1995 to 2004. He was VP Corporate Planning from 1995 to 1998; President of Newmont Indonesia from 1998 to 2001; VP Corporate Development from 2001 to 2002; and VP Newmont Capital, Ltd. from 2002 to 2004. Newmont is currently the second largest gold mining company worldwide. He earned a BA from Middlebury College and a MS from the Colorado School of Mines. He serves as a director of Coal International, Plc, NEMI Northern Energy and Mining Inc. (also on the audit committee), and Allied Nevada Gold Corporation.

Pre-approval Policy

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chairman of the audit committee is permitted to pre-approve work undertaken by the Company’s external auditors between audit committee meetings of up to C$25,000 per engagement.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees (1)	Audit related Fees (2)	Tax Fees (3)	All Other Fees
2007	$185,000	Nil	$13,240	$672
2008	$258,000	Nil	Nil	$880

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	Fees related to advise on tax considerations for inclusion in the feasibility study on the Rosemont property.

ITEM 13:               ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year is available on SEDAR at www.sedar.com.

In addition, copies of documents may be obtained from the Company by contacting the Company at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6, telephone (604) 687-1717, fax (604) 687-1715.

APPENDIX 1

Augusta Resource Corporation
(the “Corporation”)

Audit Committee Charter

ARTICLE 1
OVERALL PURPOSE/OBJECTIVES

1.1

The Audit Committee (the “committee”) will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, recommendation, oversight and compensation of the Corporation’s external auditors. The committee will also assist the board of directors of the Corporation (the “Board”) in fulfilling its responsibilities in reviewing the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of the external auditors. The committee will also be responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

1.2	To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, operations and risks.

ARTICLE 2
AUTHORITY

2.1

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of company officers at meetings as appropriate. The committee will have the authority to engage such independent counsel and other advisers as it deems necessary to carry out its duties. The committee will also have authority to obtain advice and assistance from any officer or employee of the Corporation.

ARTICLE 3
FUNDING

3.1	The Corporation will provide appropriate funding, as determined by the committee, for payment of:

(a)        compensation to the Corporation's external auditors, as well as any other accounting firm engaged to perform audit, review or attest services for the Corporation;

(b)        any independent counsel or other adviser retained by the committee; and

(c)        ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

The committee will promptly report to the Board its engagement of any advisor, including the scope and terms of such engagement.

ARTICLE 4
ORGANIZATION

4.1        Membership.

(a)        The Committee will be comprised of not less than three members of the Board.

(b)        All of the members of the committee will meet the applicable independence and experience requirements of the law, including MI 52-110 of the Canadian Securities Administrators (“MI 52-110”), Sarbanes-Oxley, the rules promulgated by the Securities and Exchange Commission (the “SEC”), and rules promulgated by the NYSE Amex US (the “NYSE Amex”) (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(c)        One of the members of the committee will be an “audit committee financial expert” pursuant to the requirements of the SEC and NYSE Amex (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(d)        No director who serves on the audit committees of more than three public corporations other than the Corporation will be eligible to serve as a member of the committee.

(e)        Each member of the committee will be appointed by the Board on annual basis immediately following each annual general meeting of the shareholders of the Corporation, and will serve at the pleasure of the Board or until the earlier of:

(i)        the commencement of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires;

(ii)       the death of the member; or

(iii)      the resignation, disqualification or removal of the member from the committee or from the Board.

The Board may fill any vacancy in the membership of the committee.

(f)        If not appointed by the Board, the chairman of the committee will be elected by the committee from among their number time to time.

(g)        A quorum for any meeting will be a majority of the members of the committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the committee will be by the affirmative vote of a majority of the members of the committee, or by consent resolutions in writing signed by each member of the committee.

(h)        The secretary of the committee will be such person as may be appointed by the committee.

4.2        Attendance at Meetings.

(a)        The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

(b)        The external auditor is entitled to receive notice of, and to be present and participate at, all meetings of the committee, and may be expected to comment on the financial statements in accordance with best practices.

(c)        Meetings of the committee will be held at least on a quarterly basis. Special meetings may be convened by any member of the committee, by either the Chief Executive Officer or the Chief Financial Officer of the Corporation, or by the external auditors, as required.

(d)        The proceedings of all meetings of the committee will be minuted.

ARTICLE 5
ROLES AND RESPONSIBILITIES

5.1        The committee will:

(a)	be directly responsible for:

(i)	the selection of a firm of external auditors to be proposed for election as the external auditors of the Corporation,

(ii)	the oversight of the work of the Corporation’s external auditors, who will be required to report directly to the committee,

(iii)	subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Corporation, and

(iv)	if deemed appropriate by the committee, the replacement of the incumbent external auditors;

(b)	consider and oversee the independence of the external auditors, including:

(i)	reviewing the range of services provided in the context of all consulting services bought by the Corporation,

(ii)	requiring receipt by the committee of an annual formal written statement from the Corporation's external auditors delineating all relationships between the external auditors and the Corporation,

(iii)	discussing with the external auditors any such relationships that may impact the objectivity and independence of the external auditors, and

(iv)	otherwise taking all appropriate actions as required to oversee the independence of the external auditors;

(c)        assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit of the Corporation every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the NYSE Amex;

(d)        be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Corporation (or any of its subsidiaries) by the external auditors, subject to any exceptions provided by applicable laws, including the Securities Exchange Act of 1934, as amended (the “1934

Act”), and the rules of the SEC promulgated thereunder, provided that such pre-approval authority may be delegated by the committee to any member of the committee who is both “independent” and “unrelated” on the condition that any such pre-approval must be presented to the committee at its first scheduled meeting following any such approval;

(e)        consult with the external auditors, senior management, internal auditing staff (if any) of the Corporation and such other advisers as the committee may deem necessary regarding their evaluation of the adequacy of the Corporation's “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined by the SEC), and make specific recommendations to the Board in connection therewith;

(f)        be responsible for the review and oversight of all related-party transactions, as such term is defined by the rules of the NYSE Amex;

(g)        establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management these procedures and, if appropriate, any significant complaints received, to the extent required by the 1934 Act, the rules of the SEC or the NYSE Amex;

(h)        set clear hiring policies for employees or former employees of the Corporation’s external auditors;

(i)        gain an understanding of whether internal control recommendations made by the external auditors have been implemented by management;

(j)        gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively;

(k)        review the Corporation’s strategic and financing plans to assist the Board’s understanding of the underlying financial risks and the financing alternatives;

(l)        review management’s plans to access the equity and debt markets and to provide the Board with advice and commentary thereon;

(m)        review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the Corporation’s financial statements;

(n)        review any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate;

(o)        review the annual and quarterly financial statements, the related management discussion and analysis and any related news releases and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements, the related management discussion and analysis and news releases be approved and issued;

(p)        pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof;

(q)        focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;

(r)        review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment;

(s)        meet with management and the external auditors to review the annual financial statements, the results of the annual audit and any recommendations by the auditors in connection therewith;

(t)        assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

(i)	actual financial results for the interim period varied significantly from budgeted or projected results,

(ii)	generally accepted accounting principles have been consistently applied,

(iii)	there are any actual or proposed changes in accounting or financial reporting practices,

(iv)	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(u)        review, prior to the commencement of each annual audit:

(i)

the external auditors' proposed audit plan (including the scope, focus areas, timing and key decisions, and general approach underlying the audit plan) and ensure no unjustifiable restriction or limitations have been placed on the scope thereof, and

(ii)	the appropriateness and reasonableness of the proposed audit fee;

(v)        meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the Corporation’s accounting and financial controls;

(w)       endeavour to cause the receipt and discussion, on a timely basis, of any significant findings and recommendations made by the external auditors;

(x)        obtain regular updates from management and the company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance;

(y)        ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business of the Corporation;

(z)        if necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist in any such investigations;

(aa)      review and assess the adequacy of this charter, on an annual basis, and provide any suggested amendments or updates to the Board for review and approval;

(bb)      work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee; and

(cc)      generally, perform other functions as may be requested from time to time by the Board.

Adopted May 20, 2006